March 26, 2025

Lucas Dow
Chief Executive Officer
Sayona Mining Limited
Level 28, 10 Eagle Street
Brisbane, Queensland 4000
Australia

       Re: Sayona Mining Limited
           Draft Registration Statement on Form F-4
           Submitted February 27, 2025
           CIK No. 0001739016
Dear Lucas Dow:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4
HSR, CFIUS and Other Regulatory Approvals, page 25

1. Please revise to provide any necessary updates to your disclosure here and at page 104 regarding regulatory approvals. For instance, we note your disclosure that the waiting period with respect to the notification and report forms filed under the HSR Act was set to expire on March 6, 2025.
Risk Factors, page 32

2. Please revise to provide risk factor disclosure identifying any exemptions and scaled disclosures available to you as an emerging growth company which overlap with those that will be available to you as a foreign private issuer. Clarify that the described
 March 26, 2025
Page 2

       exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company
Background of the Merger, page 70

3. Please expand your disclosure to discuss the negotiation of, and underlying reasons for, the equity raise agreements with Canaccord and RCF and the support agreements with Piedmont's executives and directors.
4. From the initial draft of the non-binding term sheet sent on September 20, 2024, we note various meetings among the parties and their advisors up until the execution of the merger agreement on November 18, 2024. Please revise to disclose any change to the material terms leading to execution of the merger agreement, such as changes to the valuation and transaction structure, and how the material terms were negotiated and ultimately agreed to in the executed merger agreement. Recommendation of the Piedmont Board; Piedmont's Reasons for the Merger, page 77

5. Please disclose whether Piedmont's board considered the possibility that the parties may waive the Nasdaq condition set forth in the merger agreement, resulting in the combined company's ADSs not being listed on a U.S. exchange.
Opinion of J.P. Morgan Securities LLC, Piedmont's Financial Advisor
Public Trading Multiples, page 87

6. Please revise to disclose the underlying data for each of the companies that was used to calculate the net asset value per share metrics, and how this information was used to determine the net asset value per share reference range for each of Piedmont and
       Sayona.
Certain Unaudited Prospective Financial Information, page 92

7. We note the disclaimers throughout this section that readers are cautioned not to rely on the projections. While it may be appropriate to caution investors not to place undue reliance upon the prospective forecasts, it is not appropriate to tell readers to not rely upon them. Please revise your disclosures accordingly.
Listing of Sayona Ordinary Shares and Sayona ADSs, page 97

8. Please revise your disclosure here and on the cover page to indicate whether Nasdaq's determination regarding the initial listing application will be known at the time stockholders are asked to vote on the merger agreement and whether you have had any discussions with Nasdaq concerning the initial listing application. Please also revise to include a discussion of the potential consequences to investors, including the ability of investors to buy and sell Sayona ADSs, if Nasdaq does not approve the listing application of the combined company, but Sayona and Piedmont proceed with the merger. In this regard we note your disclosure that Sayona or Piedmont may waive one or more of the closing conditions without re-soliciting their respective shareholder approvals.
 March 26, 2025
Page 3
The Support Agreements, page 170

9. We note that each director of Piedmont entered into a support agreement to vote all of his or her shares of Piedmont common stock in favor of the adoption and approval of the merger agreement and approval of the transactions contemplated by the merger agreement. Please describe any consideration provided in exchange for, and clarify the percentage of outstanding Piedmont shares subject to, the support agreement. Provide analogous disclosure in your related Q&A at page 8.
Sayona Unaudited Pro Forma Combined Financial Information
Notes to the Unaudited Pro Forma Combined Financial Information
Note 6. Management's Adjustments to the Unaudited Pro Forma Combined Financial Information, page 189

10. You disclose cost savings adjustment for your plan to leverage synergies resulting from the integration of the two entities. Please address the following comments:

             Disclose the basis and material limitations of your cost savings, including any material assumptions or uncertainty of such adjustment. In addition, explain the method of calculating the adjustment. Refer to Rule
11-02(a)(7)(ii)(D) of
           Regulation S-X.

             Please disclose any dis-synergies resulting from the integration of the two entities. To the extent you did not identify any dis-synergies, please state that fact.
Business of Sayona, page 191

11. Please disclose the point of reference with your summary mineral resource and summary mineral reserve tables, as required by Item 1303(b)(3)(v) of Regulation S-K.
12. Please disclose the cost or book value of the Authier Lithium project as required by
       Item 1304(b)(2)(iii) of Regulation S-K.
13. Please revise to include the information about internal controls used in your exploration and mineral resource and reserve estimation efforts as required by Item
       1305 of Regulation S-K.
Beneficial Ownership of Securities, page 192

14. Please disclose the the natural person(s) who have voting and/or investment control over the shares held by LG Chem, Ltd.
Jury Trial Waiver, page 205

15. We note your disclosure that the deposit agreement provides that, to the extent permitted by law, Sayona ADS Holders waive the right to a jury trial of any claim they may have against Sayona or the depositary bank arising out of or relating to
       Sayona ordinary shares, Sayona ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Please include relevant risk factor disclosure, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit a shareholder's ability to bring a claim in a
 March 26, 2025
Page 4

       judicial forum that they find favorable. Please also disclose whether this provision will apply to purchasers in secondary transactions.
Change in Registrant's Certifying Accountant, page 274

16.    We note that Sayona Mining Limited   s (   Sayona   ) auditor, Moore
Australia Audit
       (WA) (   Moore   ), resigned on November 12, 2024 effective as of
December 2,
       2024. We also note that Sayona appointed Ernst & Young LLP (   E&Y   )
as their new
       auditors on November 28, 2024. Please clarify the date in which Moore resigned and tell us the relevance of the December 2, 2024 effective date of resignation. If
       December 2, 2024 is the date of Moore   s resignation that represents
the date they
       ceased performing services, then it appears that both Moore and E&Y were engaged from November 28, 2024 through December 2, 2024. Please revise or clarify as necessary.
Sayona Mining Limited Financial Statements
Notes to the Financial Statements
4. Segment Reporting
(b) Segment Results, page F-11

17. You disclose that segment performance is measured by Underlying EBIT and Underlying EBITDA. As IFRS 8 permits only one measure of segment profit or loss
       for each reportable segment, please revise your disclosures as necessary.
Exhibit Index
96.2, page II-2

18. We note that estimates of resources inclusive of reserves are disclosed on page 29,
       159 and 163 of the technical report summary. Please consult with the qualified persons involved in preparing the technical report summary for the Moblan Lithium
       Project and arrange to obtain and file a revised report that also includes estimates of mineral resources that are exclusive of mineral reseves to comply with Item
       601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.
Exhibits

19. Please file Piedmont's placement agreement with Canaccord as an exhibit to your registration statement or tell us why you do not believe that this is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
 March 26, 2025
Page 5

       Please contact Yong Kim at 202-551-3323 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments.
Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Avner Bengera, Esq.